UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 001-37394

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Black Knight 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Knight, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of the Employee Retirement Income Security Act of 1974

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
The Black Knight 401(k) Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Black Knight 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 (“Supplemental Information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2018.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
June 26, 2020

ii

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments:
Cash	$—	$8
Collective trust funds	97,349,966	85,469,387
Mutual funds	324,701,486	251,747,098
Common stock - employer	6,675,265	4,680,038
Common stock - other	6,228,175	4,292,078
Total investments, at fair value	434,954,892	346,188,609
Receivables:
Notes receivable from participants	9,839,698	9,591,798
Employer contributions	332,867	265,748
Due from broker for securities sold	132,993	142,409
Total receivables	10,305,558	9,999,955
Total assets	445,260,450	356,188,564
Liabilities:
Due to broker for securities purchased	169,189	149,011
Total liabilities	169,189	149,011
Net assets available for benefits	$445,091,261	$356,039,553

See accompanying notes to financial statements.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2019	2018
Investment income (loss):
Net appreciation (depreciation) in investments	$71,848,896	$(23,739,653)
Dividends and interest	6,746,416	6,202,604
Investment income (loss), net	78,595,312	(17,537,049)
Interest income on notes receivable from participants	529,373	445,013
Contributions, including rollover contributions:
Participant	30,108,511	27,799,358
Employer	6,555,078	6,169,612
Total contributions	36,663,589	33,968,970

Deductions from net assets attributed to:
Benefits paid to participants	26,464,833	18,410,485
Administrative expenses	271,733	315,678
Total deductions	26,736,566	18,726,163
Net increase (decrease)	89,051,708	(1,849,229)
Net assets available for benefits:
Beginning of period	356,039,553	357,888,782
End of period	$445,091,261	$356,039,553

See accompanying notes to financial statements.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

(1) Description of the Plan
The following description of The Black Knight 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all employees of Black Knight, Inc. and its subsidiaries ("Black Knight" or the "Company"), who have attained age 18, have completed 90 days of service and have elected to participate in the Plan. Temporary, part-time and seasonal employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code ("IRC"), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
Administration
During 2019 and 2018, the trustee of the Plan was Wells Fargo Bank, NA ("Wells Fargo"). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Black Knight 401(k) Profit Sharing Plan Committee oversees the Plan's operations.
The Plan's Committee selected Fidelity Workplace Services LLC as the Plan's recordkeeper and Fidelity Management Trust Company as the Plan's trustee effective July 1, 2020. In connection with this change, investment options in certain Fidelity® mutual funds and Fidelity Freedom® Index Funds will be available in the Plan. Investment options in the Wells Fargo collective trust funds and Vanguard target retirement date funds will no longer be available in the Plan.
Plan Adoption and Related Frozen Investments
The Company's indirect subsidiary, Black Knight InfoServ, LLC ("BKIS"), adopted and established the Plan effective September 29, 2017. In connection with the Plan adoption, all account balances for Company participants that were former participants of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the "FNF Plan") were transferred to the Plan. Common stock investments in the FNF Frozen 401(k) Stock Fund, CNNE Frozen Stock Fund and J. Alexander's Frozen 401(k) Stock Fund were restricted to further investments for Black Knight participants by the FNF Plan prior to the Plan's adoption and remain restricted to further investments by the Plan. As of December 31, 2019, the J. Alexander's Frozen 401(k) Stock Fund is no longer an investment held by the Plan. As of May 1, 2020, the Black Knight 401(k) Stock Fund is frozen to future contributions.
Subsequent to the Plan adoption and through the end of 2017, Fidelity National Financial, Inc. ("FNF") served as a service provider of the Plan and was considered a party-in-interest. As of January 1, 2018, FNF is no longer a service provider and is no longer considered a party in interest.
Contributions
During 2019 and 2018, participants were automatically enrolled at 3% and could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. For the years ended December 31, 2019 and 2018, participant rollover contributions were $2,638,084 and $2,114,376, respectively. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan provides an employer match whereby the Company matches $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the years ended December 31, 2019 and 2018 was $6,555,078 and $6,169,612, respectively. The employer match to participants is allocated based on the participant's chosen asset allocation. At the option of the Company's board of directors, discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the years ended December 31, 2019 or 2018. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service ("IRS").
Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution, as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or the greater of 50% of their vested account balance or $10,000. Participants may only have two loans outstanding under the Plan at any one time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding ranged from 4.25% to 6.50% as of December 31, 2019 and 2018. Interest rates are determined in accordance with the terms of the Plan and do not exceed the maximum amount permitted under applicable state usury law. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.
Benefits Paid to Participants
Upon retirement, termination of service, disability or the attainment of age 59 1/2, a participant may receive all or part of the value of the vested interest in their account as a lump-sum distribution. Upon death of a participant, the balance of the vested interest in their account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the Plan document.
Forfeited Accounts
As of December 31, 2019 and 2018, forfeited, nonvested accounts totaled $138,680 and $110,955, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor or reduce future Company contributions. During the years ended December 31, 2019 and 2018, forfeitures of $135,547 and $111,511, respectively, were used by the Plan to reduce Company contributions.
Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in Net appreciation (depreciation) in investments.
(2) Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Risk and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have on the Plan's assets and operations, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change.
On March 27, 2020 the Coronavirus, Aid, Relief and Economic Security Act (the "CARES Act") was signed into law in an effort to provide economic assistance to workers, families and businesses. The CARES Act also includes relief provisions available to tax-qualified retirement plans and their participants. The Plan adopted some of the changes permitted by the CARES Act, including permitting coronavirus-related distributions.
Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2019 and 2018 are investments in the Company's common stock amounting to $6,675,265, or approximately 1.5% of net assets, and $4,680,038, or approximately 1.3% of net assets, respectively, through the Black Knight 401(k) Stock Fund. As of May 1, 2020, the Black Knight 401(k) Stock Fund is frozen to future contributions.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Unitized mutual fund investments and collective trust fund investments are valued at the net asset value of units held by the Plan at year-end. Shares of mutual fund investments are valued at the daily closing market price as reported by the fund. Mutual funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at quoted market prices. The common stock funds also include nominal interest bearing cash for liquidity purposes. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The collective trust funds and unitized mutual funds are measured at net asset value as the practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The net asset value of the funds is calculated daily. Except for the Wells Fargo Stable Return Fund N (the "Stable Return Fund") discussed below, there are no redemption restrictions on these investments. There were no unfunded commitments as of December 31, 2019 and 2018 for any of the collective trust funds.
One of the investment options offered by the Plan, the Stable Return Fund, is a collective trust that was fully invested in the Wells Fargo Stable Return Fund G, which was fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. Redemptions from the Stable Return Fund are permitted at current net asset value following a 12-month notice period.
There were no changes in the valuation methodologies used during the years ended December 31, 2019 and 2018.
Participants also had the option to invest in the Target My Retirement® investment program. This investment program is managed by Wells Fargo, using a broad range of collective trust funds and unitized mutual funds. As of December 31, 2019 and 2018, the Plan had $7,008,862 and $4,843,152, respectively, invested in this investment program.
See Note 3 — Fair Value Measurements for further discussion of the fair value of the Plan's investments.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. There was no allowance for credit losses as of December 31, 2019 and 2018.
Benefits Paid to Participants
Benefits are recorded when paid.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds certain disclosure requirements for fair value measurements. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We do not expect the adoption of this update to have a material effect on the Plan's financial statements and related disclosures.
(3) Fair Value Measurements
Fair value represents the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are determined using the following fair value hierarchy:

•	Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

•	Level 2 inputs to the valuation methodology include:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

◦	inputs other than quoted prices that are observable for the asset or liability; and

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different fair value measurement at the reporting date.
The following tables present the Plan's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$323,017,828	$—	$—	$323,017,828
Common stock - employer	6,675,265	—	—	6,675,265
Common stock - other	6,228,175	—	—	6,228,175
Total investments in the fair value hierarchy	335,921,268	—	—	335,921,268
Unitized mutual funds measured at net asset value(1)				1,683,658
Collective trust funds measured at net asset value(1)				97,349,966
Total investments, at fair value	$335,921,268	$—	$—	$434,954,892

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash	$8	$—	$—	$8
Mutual funds	250,570,730	—	—	250,570,730
Common stock - employer	4,680,038	—	—	4,680,038
Common stock - other	4,292,078	—	—	4,292,078
Total investments in the fair value hierarchy	259,542,854	—	—	259,542,854
Unitized mutual funds measured at net asset value(1)				1,176,368
Collective trust funds measured at net asset value(1)				85,469,387
Total investments, at fair value	$259,542,854	$—	$—	$346,188,609
_______________________________________________________

(1)
In accordance with Accounting Standards Codification ("ASC") Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

See Note 2 — Summary of Significant Accounting Policies for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value that are categorized as Level 2 or Level 3.
Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers or reclassification of investments between levels within the fair value hierarchy during the years ended December 31, 2019 and 2018.
(4) Investments at Net Asset Value
As stated in Note 2 — Summary of Significant Accounting Policies, the Plan is invested in unitized mutual funds and collective trust funds, most of which were managed by Wells Fargo. The Stable Return Fund is a collective trust with a primary investment strategy to preserve principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. In addition to these collective trust funds, the Plan participants could choose to invest in the Target My Retirement® investment program. See Note 2 — Summary of Significant Accounting Policies for further discussion about the Target My Retirement® investment program.
(5) Party-in-Interest Transactions
Certain plan investments during the years presented were shares of collective trust funds and unitized mutual funds managed by Wells Fargo. Wells Fargo was the trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions. As described in Note 2—Summary of Significant Accounting Policies, Plan investments also include shares of the Company's common stock.
(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

(7) Tax Status
The IRS has determined and informed us by a letter dated August 1, 2018, that the Plan and the related trust are designed in accordance with applicable provisions of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.
Plan management evaluates tax positions taken by the Plan and recognizes a tax asset or liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2019 and 2018, no uncertain tax positions have been taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

EIN:     26-1547801
Plan No. WF000BLK

Identity of issuer, borrower, lessor or similar party	Description of investment
		Cost	Current value
	Collective trust funds:
* Wells Fargo	WF Core Bond CIT TR	**	$478,221
* Wells Fargo	WF Stable Return Fund N	**	31,979,103
* Wells Fargo	WF Stable Return Fund TR	**	82,019
* Wells Fargo	WF/Blackrock Intl Eq Index CIT TR	**	470,134
* Wells Fargo	WF/Blackrock Ru 2000 Index CIT TR	**	266,874
* Wells Fargo	WF/Blackrock S&P MidCap Index CIT N	**	16,826,498
* Wells Fargo	WF/Blackrock S&P MidCap Index CIT TR	**	641,057
* Wells Fargo	WF/Blackrock S&P 500 Index CIT N	**	43,219,161
* Wells Fargo	WF/Blackrock S&P 500 Index CIT TR	**	885,456
* Wells Fargo	WF/Blackrock US Agg BD Index CIT TR	**	887,627
* Wells Fargo	WF/Causeway Intl Value CIT TR	**	328,584
* Wells Fargo	WF/Dodge & Cox Intermed Bond CIT TR	**	317,130
* Wells Fargo	WF/MFS Value CIT TR	**	606,083
* Wells Fargo	WF/Multi-Manager Small Cap CIT TR	**	153,056
* Wells Fargo	WF/TRowe Price Inst LCG MGD CIT TR	**	208,963
	Unitized Mutual Funds(1):
Acadian	Acadian Emergency Mkts Eq FD I TR	**	360,337
American Funds	American Funds Europacific GR R6 TR	**	281,788
Northern Trust	Northern Global Real Estate Index - TR	**	220,705
Invesco	Invesco Oppenheimer Intl Bond I TR	**	127,510
PIMCO	PIMCO High Yield Fund TR	**	228,284
PIMCO	PIMCO Real Return Instl Class TR	**	465,034
	Mutual Funds:
American Funds	American Funds EuroPac Grth R6 #2616	**	16,264,400
Baron	Baron Small Cap Fund-Inst #1583	**	10,801,370
BNY Mellon	BNY Mellon Small Cap Stock In	**	12,722,139
Harbor Funds	Harbor Capital Aprction - Inst #2012	**	28,262,757
JP Morgan	JP Morgan Mid Cap Value-L #758	**	11,052,394
Vanguard	Vanguard Equity Income - Adm #565	**	22,095,849
Vanguard	Vanguard Total Inst St Idx-Is #1869	**	9,466,117
Baird Asset Management	Baird Core Bond Fund - CL I #71	**	9,178,583
Brandywine Global	BrandywineGLB - GLB Opp DB - I #2281	**	2,221,812
Vanguard	Vanguard Inflat - Prot Secs-Adm #5119	**	1,468,570
Vanguard	Vanguard Intrm Trm BD Inx - Inst	**	10,359,234

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2019

Identity of issuer, borrower, lessor or similar party	Description of investment	Cost	Current value

	Mutual funds (continued):
Vanguard	Vanguard TG Retirement 2015 #303	**	3,707,136
Vanguard	Vanguard TG Retirement 2020 #682	**	10,124,184
Vanguard	Vanguard TG Retirement 2025 #304	**	25,206,618
Vanguard	Vanguard TG Retirement 2030 #695	**	28,487,557
Vanguard	Vanguard TG Retirement 2035 #305	**	21,561,686
Vanguard	Vanguard TG Retirement 2040 #696	**	17,726,452
Vanguard	Vanguard TG Retirement 2045 #306	**	15,327,880
Vanguard	Vanguard TG Retirement 2050 #699	**	6,731,212
Vanguard	Vanguard TG Retirement 2055 #1487	**	1,851,480
Vanguard	Vanguard TG Retirement 2060 #1691	**	365,591
Vanguard	Vanguard Target Retirement Fund #308	**	403,195
Vanguard	Vanguard Wellington Fund-ADM #521	**	57,631,612
	Common stock:
Cannae Holdings, Inc.	CNNE Frozen Stock Fund	**	1,159,035
Fidelity National Financial, Inc.	FNF Frozen 401(k) Stock Fund	**	5,069,140
	Employer Common Stock:
* Black Knight, Inc.	Black Knight 401(k) Stock Fund	**	6,675,265

* *** Participant loans	Participant loans, various maturities, interest rate 4.25% - 6.50%, balances are collateralized by participant account, a total of 1,209 loans outstanding		9,839,698
			$444,794,590
___________

*	Party-in-interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants.
(1) Unitized mutual funds are part of the Target My Retirement® investment program managed by Wells Fargo.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Black Knight 401(k) Profit Sharing Plan
Date:	June 26, 2020	By:	/s/ Melissa E. Circelli
Melissa E. Circelli
The Black Knight 401(k) Profit Sharing Plan Committee Chair